                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )

                            Sterling Software, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  859547-10-1
             ----------------------------------------------------
                                 (CUSIP Number)

                            Charles D. Maguire, Jr.
                          901 Main Street, Suite 6000
                              Dallas, Texas  75202
                                 (214) 953-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 23, 1994
             ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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CUSIP NO. 859547-10-1                 13D                      Page 2 of 5 Pages


- ------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sterling L. Williams ###-##-####
- ------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                      (a) [_]
                                                                       (b) [_]

- ------------------------------------------------------------------------------
    SEC USE ONLY
3


- ------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4

    OO
- ------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5   2(d) or 2(e)                                                           [_]


- ------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6

    United States
- ------------------------------------------------------------------------------
     NUMBER OF
                     7    SOLE VOTING POWER
      SHARES              4,000

   BENEFICIALLY    -----------------------------------------------------------

     OWNED BY        8    SHARED VOTING POWER
                          -0-
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9    1,454,000
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   -0-

                   -----------------------------------------------------------


- ------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

    1,454,000
- ------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
12


- ------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

    5.9%
- ------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14

    IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 859547-10-1                 13D                      Page 3 of 5 Pages


Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Sterling Software, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206.

Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Sterling L. Williams. The business address of Mr. Williams is 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206. Mr. Williams is President, Chief Executive Officer and a Director of the Company.

          Mr. Williams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Williams is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Effective November 23, 1994, Mr. Williams acquired beneficial ownership of 650,000 shares of Common Stock by virtue of the grant to him of options to purchase such shares (the "Options") under the Company's 1992 Non-Statutory Stock Option Plan and 1994 Non-Statutory Stock Option Plan (collectively, the "Option Plans"). The Options have an exercise price of $29.00 per share, are immediately exercisable and will expire on November 23, 2004.

Item 4.   Purpose of Transaction.
          ----------------------

     The Options were granted to Mr. Williams pursuant to the terms of the
Option Plans. Depending on market conditions and other factors he may deem material to an investment decision, Mr. Williams may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock he now beneficially owns or may hereafter acquire. Except as set forth in this
Item 4, Mr. Williams does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.
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CUSIP NO. 859547-10-1                 13D                      Page 4 of 5 Pages


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Mr. Williams beneficially owns 1,454,000 shares, or 5.9%, of the Common Stock of the Company. Mr. Williams beneficially owns 1,450,000 of such shares by virtue of his ownership of options.

     Mr. Williams possesses sole voting power with respect to 4,000 shares of Common Stock and sole dispositive power with respect to 1,454,000 shares of Common Stock.

     Except as set forth in Item 3 above, no transactions in the Common Stock were effected by Mr. Williams during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.
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CUSIP NO. 859547-10-1                 13D                      Page 5 of 5 Pages



                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Sterling L. Williams
Date:  December 19, 1994                        ---------------------------
                                                  Sterling L. Williams